SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO OPEN LONDON SOUTHEND BASE IN S2019

Ryanair, Europe's No.1 airline, today (13 June) announced it will open a new base at London Southend, from April 2019, with 3 based aircraft (an investment of $300m) and 13 new routes to 8 countries, including Alicante, Barcelona Reus, Bilbao, Brest, Corfu, Cluj, Dublin, Faro, Kosice, Malaga, Milan Bergamo, Palma and Venice, which will deliver 1m guests annually at London Southend Airport.

Ryanair's new S2019 London Southend base will deliver:

●
  3 based aircraft  ($300m investment)
●
  13 new routes:    Alicante (5 wkly), Barcelona Reus (2 wkly), Bilbao (4 wkly), Brest (2 wkly),

                             Corfu (2 wkly), Cluj (3 wkly), Dublin (2 daily), Faro (5 wkly), Kosice (3 wkly),
Malaga (5 wkly), Milan Bergamo (4 wkly), Palma (4 wkly) & Venice (4 wkly)
●
  Over 55 weekly flights
●
  1 million guests p.a.
●
  750 "on-site" jobs p.a.

Southend consumers and visitors can now book their holidays for Summer 2019, on even lower fares, and enjoy Ryanair's "Always Getting Better" improvements including:

●
  Reduced checked-in bag fee (€25) but bigger bag (20kg) allowance
●
  Ryanair Rooms with 10% off Travel Credit
●
  Ryanair Transfers - wider choice of ground transport with new partner Car Trawler
●
  Price Promise - find a cheaper fare & Ryanair will refund the difference +€5 to your My Ryanair account

Ryanair's Chief Commercial Officer, David O'Brien said:

"We are pleased to add London Southend Airport to our UK base network.  Ryanair guests travelling to and from London and the Essex area can now enjoy low fares on a choice of 13 routes through London Southend's exceptionally passenger friendly terminal.

Southend Airport's train station will deliver direct services from the terminal to London Liverpool St and also the new Crossrail service (opening in 2019), making the airport even more accessible from all parts of London.

To celebrate we are releasing seats for sale on these new routes from £24.99 for travel in April and May 2019.  This offer is available for booking until midnight on Friday (15 June). Since these amazing low fares will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

Warwick Brady, CEO of Stobart Group said:

"We are delighted to welcome Ryanair and its guests to London Southend in S2019. We have a clear and focused strategy to grow our airport to welcome over 5m passengers a year by 2022. This news will help us achieve that aim, and Ryanair will be a valuable partner to Stobart Group in developing London Southend airport with 13 routes and 6 new destinations, allowing us to play a key role in solving London's capacity crisis. We look forward to delivering a great service to Ryanair guests to ensure we support the extraordinary growth of Ryanair operations out of London."

ENDS

For further information
please contact:                       Robin Kiely                             Piaras Kelly
                                                Ryanair DAC                          Edelman Ireland
                                               Tel: +353-1-9451949               Tel: +353-1-6789333
                                               press@ryanair.com                   ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 13 June, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary